UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.12)*


                           COLGATE-PALMOLIVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  194-162-103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
                                 (Date of Event)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
          Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP No.194-162-103          Schedule 13G                   Page 2 of 6 Pages

________________________________________________________________________________

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the Colgate-Palmolive Company Employee Stock Ownership Trustee (the "Trust")) (Tax Identification No. 36-1521370)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

LaSalle Bank National Association is a national banking association organized under the laws of the United States.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          43,437,912 as of December 31, 2001 (1)(2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            43,437,912 as of December 31, 2001(1)

------------------------------

(1) Includes 3,421,343 unallocated shares of Convertible Preferred Stock, Series B, each of which is convertible into eight shares of Common Stock. Includes 2,533,743 shares of Common Stock which are allocated to accounts of participants ("ESOP Participants") of the Colgate-Palmolive Employee Stock Ownership Plan (the "ESOP") and 1,646,262 shares of Convertible Preferred Stock, Series B which are allocated to accounts of the ESOP Participants.

(2) Participants in the Trust have the right to direct the Trustee in the voting of Common Stock and Convertible Preferred Stock, Series B, allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Convertible Preferred Stock, Series B, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and the Convertible Preferred Stock, Series B are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Convertible Preferred Stock, Series B, for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock and Convertible Preferred Stock, Series B, are tendered in the same proportion as the allocated shares for which directions are received. 27,370,744 unallocated shares of Common Stock (consisting of 3,421,343 shares of Convertible Preferred Stock, Series B each of which is convertible into eight shares of Common Stock) are held by the Trustee in its capacity as Trustee of the Trust. This statement includes 363,329 shares of Common Stock which are held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by the statement.

CUSIP No.194-162-103          Schedule 13G                   Page 3 of 6 Pages

________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   43,437,912 as of December 31, 2001(1)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                   7.3% as of December 31, 2001 (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                   BK, EP
________________________________________________________________________________


Item 1(a).  Name of Issuer:

     Colgate-Palmolive Company (the "Issuer)

Item 1(b).  Address of Issuer's Principal Executive Offices:

     300 Park Avenue
     New York, New York 10022-7499

Item 2(a).  Name of Person Filing:

     The Trust and the Trustee

Item 2(b).  Address of Principal Business Office, or if None, Residence:

     The Trustee                        The Trust
     135 South LaSalle St.              c/o LaSalle Bank National Association
     Chicago, IL 60603                  135 South LaSalle St.
                                        Chicago, IL 60603
Item 2(c).  Citizenship:

     LaSalle Bank National Association is a banking association organized under the laws of the United States.

Item 2(d).  Title of Class of Securities:

     Common Stock

-----------------------------
(3) Based on 552,960,014 shares of common stock of the Issuer outstanding on December 31, 2001 as provided by the Issuer.

CUSIP No.194-162-103          Schedule 13G                   Page 4 of 6 Pages


Item 2(e).  CUSIP Number:

     194-162-103

Item 3.    The person filing this statement is a:

     (b)  [X]  Bank as defined in Section 3(a)(6) of the Act.

     (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

Item 4.  Ownership.

     The following information relates to the reporting person's ownership of Common Stock of the Issuer as of December 31, 2001.

     (a)  Amount beneficially owned:

          43,437,912(1)

     (b)  Percent of class:

          7.3%(3)

     (c)  Number of shares as to Which Such Person Has:

          (i)   Sole power to vote or to direct the vote:

                0

          (ii)  Shared power to vote or to direct the vote:

                43,437,912(1)(2)

          (iii) Sole power to dispose or to direct the disposition of:

                0

          (iv)  Shared power to dispose or to direct the disposition of:

                43,437,912(1)

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Subject to the terms and conditions of the ESOP Trust and the related plan, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Convertible Preferred Stock, Series B reflected in this Schedule 13G. The respective participants' accounts disclosed under Item 4(a) above may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the 363,329 shares of Common Stock disclosed under such Item 4(a) as being held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.  Identification  and  Classification  of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.194-162-103          Schedule 13G                   Page 6 of 6 Pages



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2002       LaSalle National Bank National Association (not in
                              its individual or corporate capacity but solely as Trustee of the Trust)

                              /s/ E. Vaughn Gordy
                              --------------------------------------------------
                              E. Vaughn Gordy